

February 9, 2026

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

    Re: SciSparc Ltd.
        Registration Statement on Form F-3
        Filed February 3, 2026
        File No. 333-293167

Dear Oz Adler:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jessica Dickerson at 202-551-8013 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Oded Har-Even, Esq.